OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2006
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ZipRealty, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
98974V 10 7
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 4 pages

CUSIP No.	98974V 10 7

1	NAMES OF REPORTING PERSONS: Eric A. Danziger

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	5	SOLE VOTING POWER:

NUMBER OF		1,320,219

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		63,612

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,320,219

WITH:	8	SHARED DISPOSITIVE POWER:

		63,612

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,383,831

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	6.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Page 2 of 4 pages

Item 1.
(a)	Name of Issuer: ZipRealty, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices: 2000 Powell Street, Suite 1555, Emeryville, CA 94608
Item 2.
(a)	Name of Person Filing: Eric A. Danziger

(b)	Address of Principal Business Office or, if none, Residence: 2000 Powell Street, Suite 1555, Emeryville, CA 94608

(c)	Citizenship: United States of America

(d)	Title of Class of Securities: Common Stock, par value $0.001 per share

(e)	CUSIP Number 98974V 10 7

Item 3.	Not applicable.

Item 4.	Ownership.
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 1,383,831.

(b)	Percent of class: 6.8%.

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote 1,320,219.

(ii)	Shared power to vote or to direct the vote 63,612.

(iii)	Sole power to dispose or to direct the disposition of 1,320,219.

(iv)	Shared power to dispose or to direct the disposition of 63,612.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

Page 3 of 4 pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/14/2006

Date
/s/ Eric A. Danziger

Signature
Eric A. Danziger

Name/Title

Page 4 of 4 pages